Marriott International, Inc.	10400 Fernwood Road
Corporate Headquarters	Bethesda, Maryland 20817

Ward R. Cooper
Vice President and
Assistant General Counsel
Phone: 301/380-7824
Fax: 301/380-6727
email: wrcooper@marriott.com

October 22, 2012

Via EDGAR

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Marriott International, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2011
File No. 001-13881

Dear Ms. Blye,

Marriott International, Inc. (collectively with its subsidiaries, “we,” “our,” or “Marriott”) is sending this letter in response to your letter dated September 28, 2012. We have reproduced each of your comments below, with our response following each comment.

Comment 1:

It appears from news reports that on November 22, 2010, the Marriott Hotel in Hamburg hosted the Iran Business Forum conference, which was attended by Iranian nationals. In addition, in your letter dated October 14, 2009, you told us that one of your regional sales representatives, the Nazha Group, generated individual reservations and group business from countries including Syria. Your Form 10-K does not include disclosure regarding operations associated with Iran or Syria.

As you know, Iran and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any services that you have provided or intend to provide into Iran and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

October 22, 2012

Response 1:

Marriott’s policies require that we comply with all applicable federal laws, including the laws administered and enforced by the Treasury Department’s Office of Foreign Assets Control (“OFAC”). We support these policies through a strong organizational infrastructure dedicated to ensuring our compliance objectives are achieved, and reinforce our policies with messages directly from our leadership to set the proper tone at the top. Our senior leadership and business unit leaders also deliver periodic messages to subordinates in critical positions refreshing our commitment to compliance, and we provide training programs, delivered in settings around the globe by Marriott attorneys well-versed in the subject matter, targeting personnel in critical positions of responsibility.

We do not operate or franchise lodging or timeshare properties in Iran or Syria, have not done so, and do not anticipate doing so in the future. We also have no employees based in or working out of those countries. Like many companies, Marriott has trademark registrations and applications in Syria and Iran which we maintain to protect our intellectual property in accordance with the regulations and general licenses OFAC issues that authorize such activity.

The November 22, 2010 Iran Business Forum took place at the Courtyard Hamburg Airport Hotel, which a third party German company owns and operates under a license from Marriott. A German-based business organization hosted a luncheon at the hotel, which generated approximately 10,000 Euros (approximately $13,000 at today’s exchange rates) of food and beverage revenue for the hotel. We did not make any of the arrangements for the event, received no revenue from the event and, to our knowledge, have experienced no significant business or reputational impact from the hosting of this function at a Marriott branded hotel.

The Nazha Group, an independent contractor, served as our general sales representative for Lebanon, Syria and Iraq when we responded to the Staff’s fall 2009 comments. We terminated that engagement in December 2010. When it acted as our sales agent, the Nazha Group generated individual reservations and group business from within the region for Marriott hotels worldwide, and was paid a fee plus a bonus if specified room night targets were exceeded. To our knowledge the Nazha Group was not directly or indirectly controlled by the Syrian government. We do not now have, and do not currently anticipate engaging, a general sales representative in or for Iran or Syria.

Comment 2:

Please discuss for us the materiality of your contacts with Iran and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

October 22, 2012

important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

Response 2:

Marriott does not have, and since our response to the Staff’s fall 2009 comments has not had, any assets or liabilities that are associated with Iran or Syria, other than the trademark registrations and applications we discuss in Response 1.

People from all over the world, including Iran and Syria, stay in Marriott branded hotels as individual travelers. Nearly all of the hotels in our system are owned by third parties, and Marriott’s revenues for those hotels generally consist only of our management or franchise fees, as applicable, and cost reimbursements, rather than all hotel level revenues. Based on the actual paid room nights of guests who booked on broadly available reservations channels such as global distribution systems, online travel agents and our internet site, Marriott.com, and who listed Iran or Syria as their address, we estimate that room sales associated with Iranian and Syrian residents staying in Marriott branded hotels worldwide during each of fiscal years 2009, 2010, and 2011, and the first three fiscal quarters of 2012, represented less than $1 million of Marriott revenues and less than one hundredth of one percent (0.01%) of our total revenues during each such period. As such, these revenues are not quantitatively material to Marriott, nor do we expect them to become material in the foreseeable future. We also received no revenues from the 2010 event at the Courtyard Hamburg Airport Hotel, as stated in Response 1.

In light of the absence of Marriott properties in, employees in, or other operations involving Syria or Iran, the fact that we received no revenues from and have experienced no material business or reputational impact from the 2010 event at the Hamburg Airport Courtyard Hotel, and our policies and practices that are designed to ensure our compliance with applicable laws, we do not believe that a reasonable investor would conclude that the contacts of Marriott branded properties with customers identified with Iran or Syria or the 2010 Hamburg event are material to making an investment decision in Marriott.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosure in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

October 22, 2012

We hope that this letter answers your questions, but please contact the undersigned at (301) 380-7824 if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Ward R. Cooper

Ward R. Cooper

Vice President and

Assistant General Counsel

Cc:	Pradip Bhaumik

Special Counsel, Office of Global Security Risk

By fax 202-772-9203